

September 30, 2010

Taylor Z. Guo
Chief Executive Officer
Tibet Pharmaceuticals, Inc.
53 Niwang Rd
Shangri-La County, Diqing,
Yunnan Province, China 674400

>   **Re: Tibet Pharmaceuticals, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1/A**
>   **Filed on September 21, 2010**
>   **File No. 333-166854**

Dear Mr. Guo:

We have reviewed your filing and the response letter provided on September 21, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 on Form S-1/A

Risk Factors

"We may be exposed to potential risks related to our internal controls…," page 34

1.   We acknowledge your response to our previous comment five. Please revise this risk factor to clarify that your registered public accounting firm will only be required to issue an attestation report on your internal controls over financial reporting if you are an accelerated filer or a large accelerated filer. Please see the recent Release No. 33-9142.

Dilution, page 49

2.   Please revise your dilution discussion to address the following comments:

- Please revise your dilution computation and disclosure to reflect the appropriate amount of underwriting discount and non-accountable expense allowance. In this regard, it appears that you did not update the underwriting discount and non-accountable expense allowance for the change in offering size from your last filing. The amounts you disclose in note 1 to the table are not consistent with those disclosed on the cover page to your prospectus nor with those in your use of proceeds or capitalization disclosures.

- Please revise your dilution disclosure to reinstate note 2 to your table.

- Please update the dilution amounts in your risk factor disclosure on page 38 to be consistent with the revisions made as a result of this comment.

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christpher J. Mugel
        Kaufman & Canoles, P.C.
        Three James Center, 12th Floor
        1052 East Cary Street
        Richmond, VA 23219